Exhibit 99.B(d)(2)(b)

SCHEDULE A
to the
SUB-ADVISORY AGREEMENT
between
VICTORY CAPITAL MANAGEMENT INC. ,
KPB INVESTMENT ADVISORS LLC
and
THE VICTORY PORTFOLIOS

Dated August 1, 2013

	Name of Fund	Fee(1)	Last Approved	Must Be Approved By
1.	National Municipal Bond Fund	0.20%		December 31, 2014

2.	Ohio Municipal Bond Fund	0.20%		December 31, 2014

The rates set forth above apply to average daily net assets that are subject to the Sub-Adviser’s investment discretion in the specific Fund.

Current as of August 1, 2013                                    Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ David Brown
Title:	Chief Executive Officer

KPB INVESTMENT ADVISORS LLC

By:	/s/ Paul Toft
Title:	Director of Municipal Investments

THE VICTORY PORTFOLIOS, On behalf of the Funds listed above, individually and not jointly

By:	/s/ Michael Policarpo
Title:	President

(1)  Expressed as a percentage of average daily net assets.